FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

Salt Lake City, Utah

Children's Term Rider

Policy Number: [Z0000000]

This Rider is an additional part of the above-referenced Fidelity Lifetime Reservessm Variable <r>Universal Life Insurance Policy ("Policy"). It is issued in consideration of the A~~a~~pplication and payment</r> of the Children's Term Rider Monthly Charge ("Monthly Charge") set forth in the Policy Schedule.

Benefit. This Rider provides a death benefit of $10,000.00 to the Beneficiary upon satisfactory proof of the death of an Insured Child while this Rider is in force. Payment may be delayed in the event we exercise our right to seek additional evidence, or in the event of difficulty locating the Beneficiary or determining the correct Beneficiaries.

Definitions.

"Beneficiary," is:

1. The Insured, if then living; otherwise

2. The executor or administrator of the deceased Insured Child.

"Insured" means the person named as the Insured in the Policy, and does not mean an Insured Child.

"Insured Child" includes the following children, except children listed as excluded on the Policy Schedule:

1. Any child, stepchild or legally adopted child of the Insured on the Rider Effective Date stated in the Policy Schedule, provided such child is named in the Application, has reached the age of 15 days, and has not reached his or her 18th birthday; and

2. Any child who, after the date of such Application :

a. Is born to the Insured and reaches the age of 15 days; or

b. Is legally adopted by the Insured before such child's 18th birthday and reaches the age of 15 days.

The "Owner" of this Rider means the person named as Owner of the Policy.

Cost of Rider. The Monthly Charge for this Rider is deducted as part of the Monthly Deductions for the Policy. The Monthly Charge is assessed until the earlier of (a) termination of this Rider as to all Covered Children or (b) the death of the Insured.

Death of the Insured. If the Insured dies while this Rider is in force, except as set forth in the "Suicide Exclusion" clause of this Rider, the Company will provide continued coverage according to the terms of this Rider, except that no further Monthly Charge will be due. Upon request, the Company will provide a written acknowledgement of continued Rider coverage to each surviving Insured Child who has reached age eighteen, or to the surviving parent or legal guardian of each surviving Insured Child under age eighteen.

Termination. This Rider terminates as to each Insured Child on the Child's 25th birthday. This Rider will terminate as to all Insured Children on the earliest of:

The first Policy Processing Day after we receive Written Request for termination;

The date of Surrender or other termination of the Policy (other than by the death of the Insured); or

The Policy Anniversary nearest the Insured's 65th birthday ("Insured's age 65").

No Monthly Charge for this Rider will be made after termination.

Suicide Exclusions. If, within two years from the Rider Effective Date stated in the Policy Schedule, an Insured Child commits suicide, while sane or insane, the Death Benefit for such Insured Child will not be payable. The Insured will have the option to continue coverage under this Rider on other Insured Children, or request the return of all Premiums paid for this Rider. Any election must be made within 30 days after the date of such Insured Child's death.

If, within two years from the Rider Effective Date, the Insured commits suicide, while sane or insane, the Company will refund the sum of all Premiums paid for this Rider. After such death of the Insured, this Rider and all insurance under it will cease to be in force.

Misstatement Of Age. If the Insured's age has been misstated, the correct age will be used to determine the termination date of this Rider. If the age of an Insured Child has been misstated, the correct age of such child will be used to determine:

1. Whether such child is an Insured Child; and

2. The Expiry Date of any term insurance on such child's life.

Incontestability. The Company will not contest this Rider as to the insurance provided on the life of any person insured under it after it has been in force during the lifetime of such person for 2 years from the Rider Effective Date. We reserve the right to obtain evidence of the fact, manner or cause of death of an Insured Child, or of an Insured Child's relationship to the Insured.

Lapse and Reinstatement. If the Policy lapses before any termination of this Rider, and if the Policy is later reinstated, this Rider may be included in the reinstated Policy upon evidence satisfactory to the Company of the insurability of each person who would be insured under this Rider upon its reinstatement.

Failure to furnish evidence satisfactory to the Company of the insurability of any child will not prevent reinstatement of this Rider; however, any child for whom such evidence is not furnished will not be covered under this Rider upon reinstatement. Upon reinstatement there shall be no liability with respect to the death of any Insured Child which may have occurred while the Policy and this Rider were not in force.

Signed for the Company at its Executive Office in Boston, Massachusetts

/s/Melanie Calzetti-Spahr	/s/David J. Pearlman
President	Secretary